UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 28 June 2024

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 03 June 2024 — Total Voting Rights
99.2	Exhibit 99.2 Announcement sent to the London Stock Exchange on 04 June 2024 — Director/PDMR Shareholding
99.3	Exhibit 99.3 Announcement sent to the London Stock Exchange on 10 June 2024 — Director/PDMR Shareholding
99.4	Exhibit 99.4 Announcement sent to the London Stock Exchange on 14 June 2024 — Director/PDMR Shareholding
99.5	Exhibit 99.5 Announcement sent to the London Stock Exchange on 24 June 2024 — Director's Other Appointment

Exhibit 99.1

3 June 2024

National Grid plc ('National Grid' or 'Company')

Voting Rights update

National Grid's registered capital as of 31 May 2024 consisted of 3,967,138,214 ordinary shares, of which, 245,598,853 were held as treasury shares; leaving a balance of 3,721,539,361 with voting rights.

The figure of 3,721,539,361 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA's Disclosure Guidance and Transparency Rules.

Pritti Patel
Deputy Company Secretary and General Counsel, Corporate

Exhibit 99.2

4 June 2024

National Grid plc ('National Grid' or 'Company')

Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMR')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation ('MAR') and relates to a National Grid Retention Award Plan ('RAP') award.

The RAP Award (the 'Award') will vest in three tranches on or after 1 March 2025, 1 December 2025 and 1 March 2026 respectively. The Award is conditional on continued employment and satisfactory conduct and performance. This award is subject to clawback and malus provisions.

In accordance with MAR the relevant Financial Conduct Authority ('FCA') notification is set out below.

1	Details of the person discharging managerial responsibilities / person closely associated.
a)	Name	Talvis Love
2	Reason for the notification
a)	Position/status	Chief Digital and Information Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depository Shares US 6362744095
b)	Nature of the transaction	Acquisition of a conditional award over securities, for nil consideration, under the RAP.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	27,302
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2023.06.03
f)	Place of the transaction	Outside a trading venue

Exhibit 99.3

10 June 2024

National Grid plc ('National Grid' or 'Company')

Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation ('MAR'). In accordance with MAR, the relevant Financial Conduct Authority ('FCA') notifications are set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Agg
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 8.6815	17
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.06.07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Pettigrew
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 8.6815	17
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.06.07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Will Serle
2	Reason for the notification
a)	Position/status	Chief People and Culture Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 8.6815	17
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.06.07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ben Wilson
2	Reason for the notification
a)	Position/status	Chief Strategy and Regulation Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 8.6815	17
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.06.07
f)	Place of the transaction	London Stock Exchange (XLON)

Exhibit 99.4

14 June 2024

National Grid plc ('National Grid' or 'Company')

Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation ('MAR'). In accordance with MAR, the relevant Financial Conduct Authority ('FCA') notifications are set out below.

Reason for the notification
Initial notification/Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	National Grid plc
LEI	8R95QZMKZLJX5Q2XR704
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Ordinary shares of 12 204/473p each
Identification code	GB00BDR05C01
Nature of the transaction	Adjustment to share options held under the National Grid plc Sharesave plan to reflect the impact of the 2024 Rights Issue.
Date of Transaction	2024 - 06 - 12
Place of Transaction	London Stock Exchange (XLON)

Name	Position/Status	Price (s)	Volume(s)	Aggregated information
John Pettigrew	Chief Executive Officer	£Nil	451	N/A Single Transaction
Andy Agg	Chief Financial Officer	£Nil	461	N/A Single Transaction
Ben Wilson	Chief Strategy and Regulation Officer	£Nil	398	N/A Single Transaction
Will Serle	Chief People and Culture Officer	£Nil	398	N/A Single Transaction

Reason for the notification
Initial notification/Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	National Grid plc
LEI	8R95QZMKZLJX5Q2XR704
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Ordinary shares of 12 204/473p each
Identification code	GB00BDR05C01
Nature of the transaction	Acquisition of shares as part of a tailswallow under the Share Incentive Plan pursuant to the 2024 Rights Issue.
Date of Transaction	2024 - 06 - 12
Place of Transaction	London Stock Exchange (XLON)

Name	Position/Status	Price (s)	Volume(s)	Aggregated information
John Pettigrew	Chief Executive Officer	£6.45	456	N/A Single Transaction

Reason for the notification
Initial notification Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	National Grid plc
LEI	8R95QZMKZLJX5Q2XR704
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Ordinary shares of 12 204/473p each
Identification code	GB00BDR05C01
Nature of the transaction	Sale of rights as part of a tailswallow under the Share Incentive Plan pursuant to the 2024 Rights Issue in order to take up the remainder of rights.
Date of Transaction	2024 - 06 - 03
Place of Transaction	London Stock Exchange (XLON)

Name	Position/Status	Price (s)	Volume(s)	Aggregated information
John Pettigrew	Chief Executive Officer	£2.05788	1,432	N/A Single Transaction

Reason for the notification
Initial notification/Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	National Grid plc
LEI	8R95QZMKZLJX5Q2XR704
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Ordinary shares of 12 204/473p each
Identification code	GB00BDR05C01
Nature of the transaction	Sale of rights under the Share Incentive Plan pursuant to the 2024 Rights Issue.
Date of Transaction	2024 - 06 - 03
Place of Transaction	London Stock Exchange (XLON)

Name	Position/Status	Price (s)	Volume(s)	Aggregated information
Andy Agg	Chief Financial Officer	£2.05788	1,335	N/A Single Transaction
Ben Wilson	Chief Strategy and Regulation Officer	£2.05788	63	N/A Single Transaction
Will Serle	Chief People and Culture Officer	£2.05788	97	N/A Single Transaction

Reason for the notification
Initial notification/Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	National Grid plc
LEI	8R95QZMKZLJX5Q2XR704
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Ordinary shares of 12 204/473p each
Identification code	GB00BDR05C01
Nature of the transaction	Adjustment to 2021 share awards held under the Long Term Performance Plan to reflect the impact of the 2024 Rights Issue.
Date of Transaction	2024 - 06 - 12
Place of Transaction	London Stock Exchange (XLON)

Name	Position/Status	Price (s)	Volume(s)	Aggregated information
John Pettigrew	Chief Executive Officer	£Nil	42,646	N/A Single Transaction
Andy Agg	Chief Financial Officer	£Nil	23,432	N/A Single Transaction
Justine Campbell	Group General Counsel and Company Secretary	£Nil	11,989	N/A Single Transaction
Ben Wilson	Chief Strategy and Regulation Officer	£Nil	11,036	N/A Single Transaction

Reason for the notification
Initial notification/Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	National Grid plc
LEI	8R95QZMKZLJX5Q2XR704
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Ordinary shares of 12 204/473p each
Identification code	GB00BDR05C01
Nature of the transaction	Adjustment to 2022 share awards held under the Long Term Performance Plan to reflect the impact of the 2024 Rights Issue.
Date of Transaction	2024 - 06 - 12
Place of Transaction	London Stock Exchange (XLON)

Name	Position/Status	Price (s)	Volume(s)	Aggregated information
John Pettigrew	Chief Executive Officer	£Nil	38,263	N/A Single Transaction
Andy Agg	Chief Financial Officer	£Nil	21,584	N/A Single Transaction
Justine Campbell	Group General Counsel and Company Secretary	£Nil	10,757	N/A Single Transaction
Ben Wilson	Chief Strategy and Regulation Officer	£Nil	10,512	N/A Single Transaction
Will Serle	Chief People and Culture Officer	£Nil	9,569	N/A Single Transaction

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	National Grid plc
LEI	8R95QZMKZLJX5Q2XR704
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Ordinary shares of 12 204/473p each
Identification code	GB00BDR05C01
Nature of the transaction	Adjustment to 2023 share awards held under the Long Term Performance Plan to reflect the impact of the 2024 Rights Issue.
Date of Transaction	2024 - 06 - 12
Place of Transaction	London Stock Exchange (XLON)

Name	Position/Status	Price (s)	Volume(s)	Aggregated information
John Pettigrew	Chief Executive Officer	£Nil	40,673	N/A Single Transaction
Andy Agg	Chief Financial Officer	£Nil	22,945	N/A Single Transaction
Justine Campbell	Group General Counsel and Company Secretary	£Nil	11,435	N/A Single Transaction
Ben Wilson	Chief Strategy and Regulation Officer	£Nil	11,175	N/A Single Transaction
Will Serle	Chief People and Culture Officer	£Nil	10,171	N/A Single Transaction

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	National Grid plc
LEI	8R95QZMKZLJX5Q2XR704
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Ordinary shares of 12 204/473p each
Identification code	GB00BDR05C01
Nature of the transaction	Adjustment to a 2022 share award held under the Retention Award Plan to reflect the impact of the 2024 Rights Issue.
Date of Transaction	2024 - 06 - 12
Place of Transaction	London Stock Exchange (XLON)

Name	Position/Status	Price (s)	Volume(s)	Aggregated information
Will Serle	Chief People and Culture Officer	£Nil	1,931	N/A Single Transaction

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	National Grid plc
LEI	8R95QZMKZLJX5Q2XR704
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Ordinary shares of 12 204/473p each
Identification code	GB00BDR05C01
Nature of the transaction	Acquisition of shares as part of a tailswallow under Equiniti's Global Nominee service pursuant to the 2024 Rights Issue.
Date of Transaction	2024 - 06 - 12
Place of Transaction	London Stock Exchange (XLON)

Name	Position/Status	Price (s)	Volume(s)	Aggregated information
John Pettigrew	Chief Executive Officer	£6.45	39,291	N/A Single Transaction

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	National Grid plc
LEI	8R95QZMKZLJX5Q2XR704
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Ordinary shares of 12 204/473p each
Identification code	GB00BDR05C01
Nature of the transaction	Sale of rights as part of a tailswallow under Equiniti's Global Nominee service in relation to the 2024 Rights Issue in order to take up the remainder of rights.
Date of Transaction	2024 - 06 - 03
Place of Transaction	London Stock Exchange (XLON)

Name	Position/Status	Price (s)	Volume(s)	Aggregated information
John Pettigrew	Chief Executive Officer	£2.05788	123,150	N/A Single Transaction

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	National Grid plc
LEI	8R95QZMKZLJX5Q2XR704
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Ordinary shares of 12 204/473p each
Identification code	GB00BDR05C01
Nature of the transaction	Acquisition of shares under Equiniti's Global Nominee service pursuant to the 2024 Rights Issue.
Date of Transaction	2024 - 06 - 12
Place of Transaction	London Stock Exchange (XLON)

Name	Position/Status	Price (s)	Volume(s)	Aggregated information
John Pettigrew	Chief Executive Officer	£6.45	285,800	N/A Single Transaction
Andy Agg	Chief Financial Officer	£6.45	136,945	N/A Single Transaction
Justine Campbell	Group General Counsel and Company Secretary	£6.45	35,150	N/A Single Transaction
Ben Wilson	Chief Strategy and Regulation Officer	£6.45	8,642	N/A Single Transaction
Will Serle	Chief People and Culture Officer	£6.45	9,129	N/A Single Transaction

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	National Grid plc
LEI	8R95QZMKZLJX5Q2XR704
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Ordinary shares of 12 204/473p each
Identification code	GB00BDR05C01
Nature of the transaction	Acquisition of shares pursuant to the 2024 Rights Issue.
Date of Transaction	2024 - 06 - 12
Place of Transaction	London Stock Exchange (XLON)

Name	Position/Status	Price (s)	Volume(s)	Aggregated information
Paula Rosput Reynolds	Chair	£6.45	2,916	N/A Single Transaction
Ian Livingston	Non-executive Director and Senior Independent Director	£6.45	536	N/A Single Transaction
Tony Wood	Non-executive Director	£6.45	583	N/A Single Transaction
Andy Agg	Chief Financial Officer	£6.45	402	N/A Single Transaction
Jacqueline Agg	Closely Associated Person of Andy Agg	£6.45	407	N/A Single Transaction

Exhibit 99.5

24 June 2024

National Grid plc ('National Grid' or 'Company')

Director's Other Appointment

In accordance with 9.6.14R of the Listing Rules of the UK Financial Conduct Authority, Tony Wood, Non-executive Director, will join the Board of Chemring Group plc as an independent non-executive director and Chairman designate effective as of 1 October 2024, becoming Chairman from 1 December 2024.

Pritti Patel

General Counsel, Corporate and Deputy Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 28 June 2024